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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13G

                               (Amendment No. 1)*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          INSPIRE PHARMACEUTICALS, INC.
               ---------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   457733 10 3
               ---------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
            (Date of Event, Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         |_|      Rule 13d-1(b)

         |_|      Rule 13d-1(c)

         |_|      Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No.  457733 10 3                                       Page 2 of  5 Pages


(1)  Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above
     Persons

         Burr, Egan, Deleage & Co.  04-2681308
--------------------------------------------------------------------------------

(2)  Check The Appropriate Box If A Member Of A Group          (a) [ ]
                                                               (b) [ ]
--------------------------------------------------------------------------------

(3)  SEC Use Only
--------------------------------------------------------------------------------

(4)  Citizenship or Place of Organization

         Massachusetts
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Number Of Shares                 (5)  Sole Voting Power                  -0-
Beneficially Owned
By Each Reporting                (6)  Shared Voting Power         1,792,786
Person With                           Please also refer to
                                      Attachment A

                                 (7)  Sole Dispositive Power             -0-

                                 (8)  Shared Dispositive Power    1,792,786
                                      Please also refer to Attachment A

(9)  Aggregate Amount Beneficially Owned By Each Reporting Person

     1,792,786  Please also refer to Attachment A
--------------------------------------------------------------------------------

(10) Check If The Aggregate Amount In Row (11) Excludes Certain Shares*
--------------------------------------------------------------------------------

(11) Percent Of Class Represented By Amount In Row (11)

     7.0% Please also refer to Attachment A
--------------------------------------------------------------------------------

(12) Type Of Reporting Person

             IA
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


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                                     Item 1.

(a)  Name of Issuer: Inspire Pharmaceuticals, Inc. ("Issuer")

(b)  Address of Issuer's Principal Executive Offices:

     4222 Emperor Blvd. Suite 470
     Durham, NC 27703

Item 2.

(a)  Name of Person Filing:

     Burr, Egan, Deleage & Co.

(b)  Address of Principal Business Office:

     200 Clarendon St.  Floor 51
     Boston, MA  02116

(c)  Citizenship/Place of Organization:

     Massachusetts

(d)  Title of Class of Securities: Common Stock

(e)  CUSIP Number: 457733 10 3

Item 3.  Not applicable

Item 4.  Ownership.

(a)  Amount Beneficially Owned: 1,792,786

(b)  Percent of Class: 7.0%

(c)  Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:N/A

        (ii) shared power to vote or to direct the vote: 1,792,786 Please also refer to Attachment A

        (iii) sole power to dispose or to direct the disposition of: N/A

        (iv)  shared power to dispose or to direct the disposition of:
              1,792,786 Please also refer to Attachment A

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Item 5. Ownership of Five Percent or Less of a Class

Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable

Item 8. Identification and Classification of Members of the Group

No reporting person is a member of a group as defined in Section
240.13d-1(b)(1)(ii)(H) of the Act.

Item 9. Notice of Dissolution of Group

Not applicable

Item 10. Certification

Not applicable

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 11, 2002



Burr, Egan, Deleage & Co.



By:  /s/ Eileen McCarthy
     -------------------
     Eileen McCarthy
     Vice President

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                  Attachment A / Inspire Pharmaceuticals, Inc.

     Burr, Egan, Deleage & Co. directly or indirectly provides investment advisory services to several venture capital funds including Alta V Limited Partnership and Customs House Partners. At December 31, 2001, the beneficial ownership is as follows:

              Alta V Limited Partnership      1,774,142 Common shares
              Customs House Partners             18,644 Common shares
                                              -----------------------
                                              1,792,786 Total common shares

     The respective general partners of these funds exercise sole voting and investment power with respect to the shares owned by such funds.

     The principals of Burr, Egan, Deleage & Co. are general partners of Alta V Management Partners, L.P. (the General Partner of Alta V Limited Partnership) and Customs House Partners. As general partners of these funds, they may be deemed to share voting and investment powers for the shares held by the funds. These principals disclaim beneficial ownership of all such shares held by the aforementioned funds except to the extent of their proportionate pecuniary interests therein.

     Terrance McGuire, a director of the company, is a general partner of Alta V Management Partners, L.P. (which is the general partner of Alta V Limited Partnership). As general partner of the fund, he may be deemed to share voting and investment powers with respect to the shares held by the fund. Mr. McGuire disclaims beneficial ownership of all the shares held by Alta V Limited Partnership except to the extent of his proportionate pecuniary interests therein. Mr. McGuire also disclaims beneficial ownership to all the shares of Customs House Partners. Mr. McGuire personally owns 11,498 shares of Common Stock of the Company.